Filed by UAL Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Continental Airlines, Inc.
Commission File No.: 1-10323

SUBJECT LINE: Let’s Fly Together

Today we announced that United Airlines and Continental Airlines will combine to create the world’s leading airline, offering unmatched benefits and opportunities for business and leisure travelers and frequent flyers. As one of our most valued members, we want to provide you with additional information on the merger.

More Access to More Destinations

The new airline will be called United Airlines and will offer exceptional international gateways to Asia, Europe, Latin America and the Middle East from anywhere in the United States. Among other things, Continental’s fuel-efficient fleet, New York hub and extensive Latin American routes, will combine with United’s excellent domestic hub structure, Pacific routes and leading global brand.

The airline will have ten hubs, including hubs in the four largest U.S. cities. The new airline will serve 144 million customers per year as it flies to 370 destinations in 59 countries. We will also continue to provide service to all of the communities that United or Continental currently serve, including more than 140 small metropolitan areas and communities.

Shared Commitment to Performance and Service

Our new airline will combine our shared commitment to customer service with industry-leading on-time performance. We will be positioned to invest in globally competitive products, upgrade technology, refurbish and replace older aircraft, and implement best-in-class practices of both airlines. Our combined airline will have the most modern, fuel-efficient fleet (adjusted for cabin mix) and 75 new technology planes on order.

Enhanced Redemption Options

As an elite member of Mileage Plus, you already benefit from our codesharing relationship and joint membership with Continental in Star Alliance. You have the opportunity to book travel and earn and redeem miles on either airline. Red Carpet Club members have reciprocal privileges with Continental’s President’s Club lounges.

After the merger closes, which is expected to occur near the end of the year, you will participate in the industry’s leading loyalty program. Your miles in both programs continue to be valid and can be used according to existing program rules. After the merger closes, we plan to combine our loyalty programs and when that happens, your miles in both programs will be combined into one account. And you will continue to experience the benefits of Star Alliance, including service to more than 1,000 destinations, more connecting opportunities, additional scheduling flexibility and access to reciprocal frequent flyer and airport lounge benefits with Star Alliance’s 24 other member airlines around the world.

Based on our ongoing codeshare and joint venture partnerships and collaboration in Star Alliance, we are confident that we can successfully and seamlessly integrate our companies.
Until the merger closes, United and Continental will operate independently as competitors and remain focused on improving your flying experience.

As for now, enjoy all the benefits of Mileage Plus, which was named the “Best Frequent Flyer Program” by the readers of Global Traveler Magazine. This year, we’ve made the program even better by offering you unlimited domestic first class upgrades so when you book a domestic ticket on United or United Express, we’ll automatically request an upgrade for you and up to one companion—even when you travel to Hawaii. If an upgrade seat becomes available, it’s yours—with our compliments. And later this year, as we announced earlier, you will be able to enjoy elite upgrade and premium seating opportunities on Continental, even before the merger closes.

What’s Next

Although announced today, the merger is subject to the approval of United and Continental shareholders, as well as regulatory clearance and certain other closing conditions.  We are committed to obtaining the necessary approvals and clearances in a timely manner and hope to close the merger by the end of the year.

This announcement does not affect any travel today or in the near future that you may be planning on United or Continental. You can continue to make reservations for your travel and redeem miles with your airline of choice, as well as continue to earn miles with your Mileage Plus credit card.  You will not have to redeem your miles before the merger is closed.

This is an exciting development for all United and Continental customers, but especially for our elite members. We will keep you updated on the status of the merger and Mileage Plus developments, and you can also see the latest information on www.UnitedContinentalmerger.com or on www.mileageplus.com.

We look forward to continuing to serve you on United Airlines.

Graham Atkinson	Thomas F. O’Toole
President	SVP and Chief Marketing Officer
Mileage Plus	United Airlines

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger of equals transaction between UAL Corporation (“UAL”) and Continental Airlines, Inc. (“Continental”) will be submitted to the respective stockholders of UAL and Continental for their consideration.  UAL will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL.  UAL and Continental also plan to file other documents with the SEC regarding the proposed transaction.  INVESTORS AND SECURITY HOLDERS OF CONTINENTAL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about UAL and Continental, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by UAL will be available free of charge on UAL’s website at www.united.com under the tab “Investor Relations” or by contacting UAL’s Investor Relations Department at (312) 997-8610.  Copies of the documents filed with the SEC by Continental will be available free of charge on Continental’s website at www.continental.com under the tab “About Continental” and then under the tab “Investor Relations” or by contacting Continental’s Investor Relations Department at (713) 324-5152.

UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Continental in connection with the proposed transaction.  Information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010.  Information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010.  These documents can be obtained free of charge from the sources indicated above.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental’s and UAL’s current beliefs, expectations or intentions regarding future events.  Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements include, without limitation, Continental’s and UAL’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; the timing of the completion of the proposed transaction; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of UAL’s and Continental’s Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings.  All subsequent written and oral forward-looking statements concerning Continental, UAL, the proposed transaction or other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.  Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

SUBJECT LINE: Let’s Fly Together

Today we announced that United Airlines and Continental Airlines will combine to create the world’s leading airline, offering unmatched benefits and opportunities for business and leisure travelers and frequent flyers.

More Access to More Destinations

The new airline will be called United Airlines and will offer exceptional international gateways to Asia, Europe, Latin America and the Middle East from anywhere in the United States.  Among other things, Continental’s fuel-efficient fleet, New York hub and extensive Latin American routes, will combine with United’s excellent domestic hub structure, Pacific routes and leading global brand.

The airline will have ten hubs, including hubs in the four largest U.S. cities. The new airline will serve 144 million customers as it flies to 370 destinations in 59 countries. We will also continue to provide service to all of the communities that United or Continental currently serve, including more than 140 small metropolitan areas and communities.

Shared Commitment to Performance and Service

Our new airline will combine our shared commitment to customer service with industry-leading on-time performance. It will be positioned to invest in globally competitive products, upgrade technology, refurbish and replace older aircraft, and implement best-in-class practices of both airlines. Our combined airline will have the most modern, fuel-efficient fleet (adjusted for cabin mix) and 75 new technology planes on order.

Enhanced Redemption Options

After the merger closes, which is expected to occur near the end of the year, you will participate in the industry’s leading loyalty program. Your miles in both programs continue to be valid and can be used according to existing program rules. After the merger closes, we plan to combine our loyalty programs and when that happens, your miles in both programs will be combined into one account.  And you will continue to experience the benefits of Star Alliance, including service to more than 1,000 destinations, more connecting opportunities, additional scheduling flexibility and access to reciprocal frequent flyer and airport lounge benefits with Star Alliance’s 24 other member airlines around the world.

Based on our ongoing codeshare and joint venture partnerships and collaboration in Star Alliance, we are confident that we can successfully and seamlessly integrate our companies.
Until the merger closes, United and Continental will operate independently as competitors and remain focused on improving your flying experience.

As for now, enjoy all the benefits of Mileage Plus, which was named the “Best Frequent Flyer Program” by the readers of Global Traveler Magazine. Recently, we’ve made the program even better by introducing One Way Awards, our Miles and Money Awards program and Hotel and Car Rental Redemption Options.

What’s Next

Although announced today, the merger is subject to the approval of United and Continental shareholders, as well as regulatory clearance and certain other closing conditions.  We are committed to obtaining the necessary approvals and clearances in a timely manner and hope to close the merger by the end of the year.

This announcement does not affect any travel today or in the near future that you may be planning on United or Continental. You can continue to make reservations for your travel and redeem miles with your airline of choice, as well as continue to earn miles with your Mileage Plus credit card.  You will not have to redeem your miles before the merger is closed.

This is an exciting development for all United and Continental customers, but especially for members of our loyalty programs.  We will keep you updated on the status of the merger and Mileage Plus developments, and you can also see the latest information on www.UnitedContinentalmerger.com or on www.mileageplus.com.

We look forward to serving you on United Airlines.

Graham Atkinson	Thomas F. O’Toole
President	Senior Vice President and Chief Marketing Officer
Mileage Plus	United Airlines

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger of equals transaction between UAL Corporation (“UAL”) and Continental Airlines, Inc. (“Continental”) will be submitted to the respective stockholders of UAL and Continental for their consideration.  UAL will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL.  UAL and Continental also plan to file other documents with the SEC regarding the proposed transaction.  INVESTORS AND SECURITY HOLDERS OF CONTINENTAL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about UAL and Continental, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by UAL will be available free of charge on UAL’s website at www.united.com under the tab “Investor Relations” or by contacting UAL’s Investor Relations Department at (312) 997-8610.  Copies of the documents filed with the SEC by Continental will be available free of charge on Continental’s website at www.continental.com under the tab “About Continental” and then under the tab “Investor Relations” or by contacting Continental’s Investor Relations Department at (713) 324-5152.

UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Continental in connection with the proposed transaction.  Information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010.  Information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010.  These documents can be obtained free of charge from the sources indicated above.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental’s and UAL’s current beliefs, expectations or intentions regarding future events.  Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements include, without limitation, Continental’s and UAL’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; the timing of the completion of the proposed transaction; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of UAL’s and Continental’s Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings.  All subsequent written and oral forward-looking statements concerning Continental, UAL, the proposed transaction or other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.  Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.